Edward H. Weaver Direct Dial: (801) 574-2624 Fax: (801) 532-3370 eweaver@fabianvancott.com

March 23, 2018

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nestbuilder.com Corp.
Amendment No. 1 to Registration Statement on Form 10-12G Filed February 20, 2018 File No. 000-55875

Dear Mr. Fischer:

On behalf of our client, Nestbuilder.com Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the comment letter to Thomas Grbelja, the Company’s Chief Financial Officer, dated March 2, 2018, from the staff of the Commission (the “Staff”).

The numbered paragraphs in bold below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form 10-12G/A, filed on February 20, 2018

Overview of the Separation, page 4

1. We note your response to our prior comment 4. To provide context, please disclose the nature of Mr. Bhatnagar’s obligation under Section 2.3 of the Spin-Off Agreement.

Additional disclosure regarding the nature of Mr. Bhatnagar’s obligation under Section 2.3 of the Spin-Off Agreement has been added to page 5 in the section captioned “Overview of the Separation,” and throughout the document.

Paul Fischer

U.S. Securities and Exchange Commission

March 23, 2018

2. We note that the October 27, 2017 Contribution and Spin-Off Agreement (the “Spin-Off Agreement”) provides that the obligation to consummate the spin-off is conditioned upon the SEC declaring the Form 10 registration statement effective. We also note your disclosure that the RealBiz board authorized and approved the spin-off with (i) the record date to be the close of business on the first Friday following the date on which the SEC declares the Form 10 registration statement effective, and (ii) the distribution date to be on the third Friday following the record date. Please note that a Form 10 registration statement under Section 12(g) becomes automatically effective 60 days after it is filed. As a result, your Form 10 registration statement is already effective. Please revise your disclosure to clarify how this fact affects the record and distribution dates and any conditions to the spin-off.

The Company has added disclosure to address the effectiveness of the Registration Statement on page 5 in the section captioned “Overview of the Separation,” and throughout the document.

3. You disclose that if Mr. Bhatnagar were to convert all of his Series A and Series C Convertible Preferred Stock on or prior to the record date for the distribution, he would receive shares of Nestbuilder common stock equal to approximately 2.8% of the total shares of Nestbuilder common stock distributed to RealBiz stockholders in the distribution. Please confirm that Mr. Bhatnagar does not own any other securities that would entitle him to receive RealBiz common stock and thus Nestbuilder common stock in the distribution. In this regard, we note that Mr. Bhatnagar was issued warrants on January 2, 2017 granting him the right to receive RealBiz common stock under certain circumstances. Tell us the extent to which the warrants have vested and whether Mr. Bhatnagar has exercised any of the warrants. Refer to the Form 8-K filed by RealBiz on January 6, 2017.

As disclosed in Amendment No.1, the record date for the distribution is the close of business on the date which is the first Friday following effectiveness of the Registration Statement. The Registration Statement was effective on February 20, 2018, and therefore the record date is February 23, 2018 (the “Record Date”). Mr. Bhatnagar did not hold warrants that were exercisable on the Record Date. Consequently, other than the Series A and Series C Convertible Preferred Stock, there were no other securities that would have entitled Mr. Bhatnagar to receive RealBiz common stock and therefore Nestbuilder common stock in the distribution had he converted or exercised them on or before the Record Date.

Summary of the Spin-Off, page 5

4. You disclose that the distribution ratio will be one share of Nestbuilder common stock for every 300 shares of RealBiz common stock. Please disclose the approximate number of Nestbuilder common shares that will be distributed and the total number of Nestbuilder common shares that will be issued and outstanding following the distribution. In your response letter, tell us how you calculated the number of Nestbuilder shares that will be distributed, including how you arrived at the amount of RealBiz common shares that will be outstanding.

The Company has added disclosure regarding the approximate number of Nestbuilder common shares that will be distributed and the total number of Nestbuilder common shares that will be issued and outstanding following the distribution throughout the Registration Statement in response to the Staff’s comment.

Paul Fischer

U.S. Securities and Exchange Commission

March 23, 2018

The Company believes approximately 1,339,181 shares of Nestbuilder common stock will be distributed in the distribution. As disclosed in Amendment No.1, the record date for the distribution is the close of business on the date which is the first Friday following effectiveness of the Registration Statement. The Registration Statement was effective on February 20, 2018, and therefore the record date is February 23, 2018 (the “Record Date”). There were a total of 357,284,081 issued and outstanding shares of RealBiz common stock on February 23, 2018. In addition to the issued and outstanding shares of RealBiz common stock on such date, the distribution ratio of one share of Nestbuilder common stock for every 300 shares of RealBiz common stock will be applied to the 44,470,101 shares of RealBiz common stock underlying the Series A Convertible Preferred Stock owned by Monaker Group, Inc., as contemplated in that certain Settlement Agreement dated December 22, 2017, by and between Monaker Group, Inc., RealBiz Media Group, Inc., American Stock Transfer & Trust Company , LLC, and NestBuilder.com Corp. (the “Settlement Agreement”). As a result, approximately 401,754,182 shares of RealBiz common stock will be deemed to be issued and outstanding as of the record date for purposes of approximating the amount of RealBiz common shares that will be outstanding. Consequently, after applying the 1 for 300 distribution ratio, approximately 1,339,181 shares of Nestbuilder common stock will be distributed in the distribution and will be outstanding immediately thereafter.

Contribution and Spin-Off Agreement, page 23

5. In response to our prior comment 4, you disclose that pursuant to the settlement agreement of the Monaker lawsuits, you agreed to issue 44,470,101 shares of Nestbuilder common stock to Monaker in connection with the distribution. Please disclose all the material terms of the settlement agreement and file the agreement as an exhibit. In this regard, the press release issued by RealBiz on December 28, 2017 states that the terms of the settlement agreement include the following:

•	RealBiz will reissue 44,470,101 Series A preferred stock and 10,559,890 shares of common stock to Monaker;

•	Nestbuilder will issue 44,470,101 shares of common stock to Monaker; and

•	Monaker will pay Nestbuilder $100,000 cash, issue 20,000 shares of Monaker common stock to Nestbuilder, and transfer 8,326,630 shares of RealBiz common stock to Nestbuilder.

Please see the Company’s response to comment 7 below for a discussion regarding the correct number of shares to be distributed to Monaker Group, Inc. in the distribution.

Disclosure regarding all of the material terms of the settlement agreement has been added to the disclosure regarding the settlement agreement on pages 15, 24, 35, and 45. In addition, the Company is filing the Settlement Agreement as Exhibit 10.1 to Amendment No. 2 in response to the Staff’s comment.

6. Disclose when the Nestbuilder and RealBiz securities will be issued and cash will be paid by the relevant parties to the settlement agreement. Explain how the securities will be treated in the distribution.

In response to the Staff’s comment, the Company has revised the disclosure regarding the settlement agreement on pages 15, 24, 35, and 45.

7. Please supplement the analysis you provided in response to our prior comment 1 to address the issuance of securities and payment of cash under the settlement agreement. For example, it appears that the issuance to Monaker of 44,470,101 shares of Nestbuilder common stock in connection with the distribution would result in Monaker having a substantial controlling ownership interest in Nestbuilder.

The Settlement Agreement involved a global settlement of a variety of disputes among multiple parties. The cash payment to Nestbuilder had no relation to the distribution. The agreement to issue 44,470,101 shares of Nestbuilder common stock to Monaker Group, Inc. in connection with the distribution is relevant to the distribution. As part of the settlement, RealBiz reinstated the Series A Convertible Preferred Stock previously held by Monaker, which stock was the subject of a lawsuit settled by execution of the settlement agreement. In addition, as a result of Monaker’s ownership of RealBiz Series A Convertible Stock (and the underlying shares of RealBiz common stock) and Monaker’s assertion of its rights under the Certificate of Designation of Series A Convertible Stock, the Company agreed to issue shares of its common stock to Monaker in connection with the distribution. However, the Company’s disclosure in Amendment No. 1 regarding the number of shares to be distributed to Monaker in connection with the distribution was unclear and incomplete.

Paul Fischer

U.S. Securities and Exchange Commission

March 23, 2018

In Amendment No.1, the Company indicated that, “[a]s part of the settlement, we agreed to issue 44,470,101 shares of our common stock to Monaker in connection with the distribution, which shares represent the number of shares of our common stock to which Monaker may be entitled upon conversion of its shares of RealBiz Series A Convertible Preferred Stock.” The foregoing quote was based on a misunderstanding of the language of the Settlement Agreement. Section 2(h) of the Settlement Agreement says, “[i]n the event the Distribution that is finalized for all RealBiz preferred shareholders exceeds the ratio of one (1) preferred share in RealBiz into one (1) common share in NestBuilder, Monaker shall be entitled to no less than such additional consideration or compensation as is granted to preferred shareholders when the Distribution is finalized…” Accordingly, the Settlement Agreement contemplates that the shares of Nestbuilder common stock to be distributed to Monaker in connection with the distribution are subject to the distribution ratio approved by RealBiz. In other words, the Settlement Agreement contemplates that 44,470,101 shares of Nestbuilder common stock would be distributed to Monaker in connection with the distribution based on a distribution ratio of one share of Nestbuilder common stock for every share of RealBiz common stock. However, on January 24, 2018, the board of directors of RealBiz authorized and approved a distribution ratio of one share of Nestbuilder common stock for every 300 shares of common stock of RealBiz. Therefore, based on the authorized and approved distribution ratio of one share of Nestbuilder common stock for every 300 shares of RealBiz common stock, Monaker would receive a total of 148,234 shares of Nestbuilder common stock in the distribution from the RealBiz shares of common stock underlying Monaker’s 44,470,101 shares of RealBiz Series A Preferred Stock, representing approximately 11% of the issued and outstanding shares of common stock of Nestbuilder, based on a total of 1,339,181 shares of issued and outstanding Nestbuilder common stock immediately after the distribution.

Based on the foregoing, Monaker will not receive a controlling ownership interest in Nestbuilder as a result of the distribution.

U.S. Federal Income Tax Consequences of the Spin-Off, page 25

8. Please clarify whether the receipt of Nestbuilder common stock in the spin-off will be tax free when taking into account the 44,470,101 shares of Nestbuilder common stock you will issue to Monaker pursuant to the settlement agreement. In addition, discuss whether the issuance of these Nestbuilder shares to Monaker would amount to a 50% or greater interest (measured by vote or value) in your stock that would trigger corporate level tax liabilities.

Please see the Company’s response to comment 7 above for a discussion regarding the correct number of shares to be distributed to Monaker in the distribution. Based on the revised number, the shares of Nestbuilder common stock to be distributed to Monaker in connection with the distribution would amount to approximately 11% of the issued and outstanding shares of common stock of Nestbuilder, based on a total of 1,339,181 shares of issued and outstanding Nestbuilder common stock immediately after the distribution. Accordingly, Monaker will not receive a controlling ownership interest in Nestbuilder as a result of the distribution, and the Company believes the issuance of Nestbuilder shares to Monaker in connection with the distribution will not trigger corporate level tax liabilities.

Paul Fischer

U.S. Securities and Exchange Commission

March 23, 2018

Security Ownership of Certain Beneficial Owners and Management, page 46

9. We note that the table on page 46 only provides beneficial ownership information for persons who were listed as five percent beneficial holders of RealBiz shares in the RealBiz Form 10-K filed on February 10, 2017. Please update the information in the beneficial ownership table to the most recent practicable date.

The Company has updated the information in the beneficial ownership table on page 46 in response to the Staff’s comment.

10. Please include in the tables the 44,470,101 Nestbuilder shares to be issued to Monaker pursuant to the terms of the settlement agreement.

The Company has included the correct number of Nestbuilder shares to be issued to Monaker pursuant to the terms of the settlement agreement on page 46 in response to the Staff’s comment.

Abbreviated Financial Statements, page F-1

11. We note your response to comment 13. Please provide complete, audited financial statements of the registrant in the Form 10. This should include a statement of cash flows and a statement of stockholder's equity, pursuant to Rule 8-02 of Regulation S-X.

The Company has provided complete, audited financial statements beginning on page F-1 in response to the Staff’s comment.

Note 1: Organization and Nature of Business

Cost Allocations, page F-7

12. We note your reponse to prior comment 15. Confirm to us that the Company´s financial statements reflect all costs of doing business or advise. Also please disclose, if practicable, your estimate of what expenses would have been on a standalone basis if the Company had operated as an unaffiliated entity. We refer you to Questions 1 and 2 of SAB Topic 1:B.

It is the Company’s position that its financial statements reflect all costs of doing business. Further, the expenses would be no different if the Company had operated as an unaffiliated entity.

Thank you for your time and attention to this matter. Please do not hesitate to contact me at 801-440-4787 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Edward H. Weaver, Esq.
Edward H. Weaver, Esq.

Enclosures